Exhibit 3.3

AMENDMENT TO THE

AMENDED AND RESTATED

BY-LAWS

OF

CABALETTA BIO, INC.

(the “Corporation”)

Section 8 of Article VI of the Amended and Restated By-laws of the Corporation (the “Bylaws”), is hereby amended and restated in its entirety to read as follows:

“SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or Bylaws (including the interpretation, validity or enforceability thereof), or (iv)  any action asserting a claim governed by the internal affairs doctrine; provided, however, that this provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.”